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                                                                   EXHIBIT 5.1
                                [LETTERHEAD]

                                                                    NEWS RELEASE

                                                       Contact:  Dean R. Estrada
                                                                  (310) 209-3804

                CASTLE & COOKE, INC. AND FLEXI-VAN LEASING, INC.
                              SIGN MERGER AGREEMENT

     LOS ANGELES, California, May 22, 2000 -- Castle & Cooke, Inc. and Flexi-Van Leasing, Inc. announced today that they have signed a definitive merger agreement providing for a new corporation, wholly-owned by Flexi-Van Leasing, Inc., to acquire the 73 percent of Castle & Cooke, Inc.'s outstanding common stock which Flexi-Van Leasing, Inc. or its affiliates do not already own for $18.50 per share in cash. Flexi-Van Leasing, Inc. is wholly-owned by David H. Murdock.

     Flexi-Van Leasing, Inc.'s subsidiary will promptly commence a tender offer for any and all shares of Castle & Cooke Inc.'s common stock not presently owned by Flexi-Van Leasing, Inc. or its affiliates. The per share consideration that will be offered places the total enterprise value, which includes the assumption of debt, of Castle & Cooke, Inc. at approximately $600 million. The offer is conditioned upon a majority of the outstanding common stock which Flexi-Van Leasing, Inc. or its affiliates do not already own being validly tendered. In the merger which will follow the closing of the tender offer, any shares not tendered will be converted into the right to receive $18.50 per share in cash.

     The transaction has been unanimously approved by a Special Committee of independent directors of Castle & Cooke, Inc. that was formed on March 29, 2000 to study Flexi-Van Leasing, Inc.'s proposal to consummate the transaction at $17.00 per share, all cash. Bear, Stearns & Co. Inc., an independent investment banking firm retained by the Special Committee, has rendered an opinion that the offer price of $18.50 per share is fair from a financial point of view to Castle & Cooke, Inc.'s public shareholders. The higher offer price represents a $26 million or a 9 percent increase over the $17.00 per share price specified in Flexi-Van Leasing, Inc.'s original proposal. It also represents a 53 percent increase over the $12.06 per share price of the stock prior to the Flexi-Van Leasing, Inc. proposal of March 29, 2000 creating an additional $110 million in enterprise value.

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     Under the merger agreement, the Special Committee may, in the exercise of its fiduciary duty, consider and provide non-public information in response to any potentially more advantageous proposal received before the expiration of the tender offer. The Special Committee and Flexi-Van have agreed that the offer will remain open until June 30, 2000.

     It is anticipated that funds necessary to purchase the outstanding shares of Castle & Cooke, Inc. will be provided by a bank group led by Deutsche Bank. Flexi-Van Leasing, Inc. received a "highly confident" letter from Deutsche Bank with respect to the financing necessary to complete the transaction originally proposed by Flexi-Van Leasing, Inc.

     Castle & Cooke, Inc. is a developer of residential and commercial real estate in Hawaii, California, North Carolina, Arizona, Georgia and Florida. The company also owns and operates two of the world's highest-rated resorts on the island of Lana'i in Hawaii.

A TENDER OFFER FOR THE OUTSTANDING SHARES OF CASTLE & COOKE, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CASTLE & COOKE, INC. SHOULD READ THE TENDER OFFER STATEMENT WHEN
IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CASTLE & COOKE, INC. CAN OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CASTLE & COOKE, INC. MAY ALSO OBTAIN COPIES OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING FLEXI-VAN LEASING, INC., WHEN THE DOCUMENTS BECOME AVAILABLE.

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